UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

GLG Partners, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
37929X 107
(CUSIP Number)
Martin E. Franklin
555 Theodore Fremd Avenue,
Suite B-302
Rye, New York 10580
(914) 967-9400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 14, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	2	of	6	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Martin E. Franklin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	37929X 107	SCHEDULE 13D	Page	3	of	6	Pages
Item 1. Security and Issuer.
     This Amendment No. 5 (“Amendment No. 5”) amends the Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2007, as amended by Amendment No. 1 filed with the Commission on June 4, 2009, Amendment No. 2 filed with the Commission on November 12, 2009, Amendment No. 3 filed with the Commission on February 19, 2010 and Amendment No. 4 filed with the Commission on May 20, 2010 (the “Schedule 13D”), filed by Martin E. Franklin (“Franklin” or the “Reporting Person”), and relates to (1) shares of common stock, par value $.0001 per share (the “Common Stock”), of GLG Partners, Inc. (the “Issuer”) and (2) warrants to purchase shares of Common Stock.
     This Amendment No. 5 is being filed in connection with the consummation of the transactions contemplated by each of the Merger Agreement and Share Exchange Agreement (each as described below), and to update Items 4 and 5 below.
     Unless otherwise defined in this Amendment No. 5, capitalized terms have the meanings set forth in the Schedule 13D.
     The Issuer’s principal executive office is located at 399 Park Avenue, 38th Floor, New York, New York 10022.
Item 4. Purpose of Transaction.
     Item 4 is amended to include the following information:
     On October 14, 2010, the acquisition of the Issuer by Man Group plc (“Man”) was completed through two concurrent transactions: a cash merger under an Agreement and Plan of Merger dated as of May 17, 2010, as amended (the “Merger Agreement”), among Man, Escalator Sub 1 Inc. (“Merger Sub”) and the Issuer; and a share exchange under a Share Exchange Agreement dated as of May 17, 2010 (the “Share Exchange Agreement”) among Man and Noam Gottesman, Pierre Lagrange and Emmanuel Roman, together with their related trusts and affiliated entities, two limited partnerships that held shares for the benefit of key personnel who are participants in the Issuer’s equity participation plans and the permitted transferees of such limited partnerships. Pursuant to the Merger Agreement, on October 14, 2010, Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Man (the “Merger”).
     Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Common Stock (other than the following, all of which were cancelled: (i) shares owned by the Issuer as treasury stock or owned by Man, Merger Sub or certain subsidiaries of the Issuer, (ii) shares held by dissenting stockholders (of which there were none), (iii) restricted shares issued under the Issuer’s stock and incentive plans, and (iv) awards under the Issuer’s stock and incentive plans representing a right to receive shares of Common Stock) by virtue of the Merger and without

CUSIP No.	37929X 107	SCHEDULE 13D	Page	4	of	6	Pages
any action on the part of the holder of any shares of Common Stock, was converted into the right to receive $4.50 in cash, without interest.
     Pursuant to the terms of the Issuer’s warrant tender offer which expired on October 14, 2010, as described in the Issuer’s Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission on September 24, 2010 (the “Warrant Tender Offer”), Franklin tendered all 8,538,560 warrants held by him in exchange for $0.129 per warrant, in cash, without interest.
     Following such conversion and Warrant Tender Offer Franklin ceased to hold any equity securities of the Issuer.
Item 5. Interest in Securities of the Issuer.
     Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) As of the date of this Amendment No. 5, Franklin has the following interests in the Common Stock, Exchangeable Securities, Notes, Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants:
(i)	Amount beneficially owned: -0-

(ii)	Percent of class: 0.0%
     Paragraph (b) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (b) As of the date of this Amendment No. 5, Franklin has the following interests in the Common Stock, Exchangeable Securities, Notes, Co-Investment Warrants, Sponsors’ Warrants and Founders’ Warrants:
(i)	Number of shares as to which such person has:
(A)	Sole power to vote or direct the vote: -0-

(B)	Shared power to vote or direct the vote: -0-

(C)	Sole power to dispose or direct the disposition: -0-

(D)	Shared power to dispose or direct the disposition: -0-
     Paragraph (c) of Item 5 of the Schedule 13D is hereby amended by the addition of the following:
     (c) As a result of the consummation of the transactions contemplated by the Merger Agreement, the Share Exchange Agreement and the Warrant Tender Offer, on

CUSIP No.	37929X 107	SCHEDULE 13D	Page	5	of	6	Pages
October 14, 2010, Franklin exchanged 6,143,456 shares of Common Stock for $4.50 per share in cash, without interest, and tendered 8,538,560 warrants in exchange for $0.129 per warrant in cash, without interest.
     Paragraph (e) of Item 5 of the Schedule 13D is hereby amended by the addition of the following:
     (e) As of October 14, 2010, Franklin ceased to be the beneficial owner of more than five percent (5.0%) of the equity securities of the Issuer.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	6	of	6	Pages
SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2010	By:	/s/ Martin E. Franklin
Martin E. Franklin